SECURITIES AND EXCHANGE COMMISSION
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lincoln International, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 3900
(No. and Street)

"OFFICIAL SEAL" Frances Mauz Notary Public, State of Illinois Commission Expires

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Lawson, III 312-580-8326
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence J. Lawson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22 day of February, 2008

"OFFICIAL SEAL"
Frances Maus
Notary Public, State of Illinois
Commission Expires 9/21/2011

Frances Maus
Notary Public

Lawrence J. Lawson III
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Member of
Lincoln International LLC

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 26, 2008

Lincoln International LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash and equivalent	$	6,879,528
Certificate of deposit		245,791
Accounts receivable		916,924
Unbilled client disbursements receivable		265,614
Receivable from related parties		168,659
Investments		12,500
Prepaid expenses		234,838
Furniture, equipment and leasehold improvements, net		963,739
Other assets		150,420
Total assets	$	9,838,013

Liabilities and Member's Equity

Liabilities		
Accrued bonuses and other expenses	$	1,839,720
Accrued profit sharing contribution		796,979
Deferred rent liability		391,507
Total liabilities		3,028,206
Member's equity		6,809,807
Total liabilities and member's equity	$	9,838,013

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Lincoln International LLC (the Company) (an Illinois limited liability company), which operates from leased office space in Chicago, Los Angeles, and New York, is in the business of investment banking and providing merger and acquisition and private capital raising advisory services related to middle market businesses worldwide. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company is a wholly owned subsidiary of Lincoln Partners LLC (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Investments are recorded at fair value, as determined by management.

Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory fees are recognized as earned. Accounts receivable represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience.

Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computer software and equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements (straight-line)	Lease term

Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Furniture, Equipment and Leasehold Improvements

At December 31, 2007, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$	1,627,029
Leasehold improvements		429,917
		2,056,946
Accumulated depreciation and amortization		(1,093,207)
	$	963,739

Note 3 Commitments

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

In addition, the Company has an operating lease on its New York City office that expires on February 29, 2012. In connection with the lease, the Company has delivered an irrevocable standby letter of credit to the primary landlord in the amount of $233,523. The letter of credit is collateralized by the Company's certificate of deposit, which bears interest at 3.68 percent, and matures on August 7, 2008.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

2008	$ 820,000
2009	843,000
2010	867,000
2011	890,000
2012	514,000
Thereafter	1,387,000
	$ 5,321,000

Note 4 Employee Benefit Plan

The Company maintains a qualified profit-sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 5 Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 6 Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other affiliates. At December 31, 2007, the Company had a receivable from these affiliates of approximately $168,659.

The Company receives 85 percent of management fees earned by Lincoln International Advisors LLC.

Certain members of the Company are affiliated with Riverlake Partners L.L.C. ("Riverlake"), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf, of which $9 is included in receivable from related party at December 31, 2007.

The Company incurs certain business promotion expenses paid by an entity affiliated through common ownership.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $3,719,000 and $202,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

Note 8 Subsequent Event

Subsequent to year-end, the Company made a distribution to the Parent in the amount of $3,000,000 that originated from 2007 earnings.

END